UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1. Other news

OTHER NEWS

Subject: Disclosure under the Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian Stock exchanges:

ICICI Lombard General Insurance Company Limited (‘Company’), subsidiary of ICICI Bank Limited (‘Bank’) has, vide an email received by the Bank on February 3, 2025 at 10:22 p.m. informed us regarding a disclosure filed by it with the Stock Exchanges in respect of the Order from Additional Commissioner of CGST & Central Excise, Palghar Commissionerate.

The details of the Order as required under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with SEBI Master Circular dated November 11, 2024 have been provided by the Company in its disclosure.

The disclosure filed by the Company is available at https://www.bseindia.com/xml-data/corpfiling/AttachLive/d3b9071a-b0f2-42b4-b31e-ddc1bb6a03b9.pdf

We request you to take note of the above.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: February 4, 2025	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Assistant General Manager